[SKADDEN LETTERHEAD]
April 11, 2006
VIA EDGAR TRANSMISSION AND HAND DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Jennifer Hardy, Branch Chief

Re:	Packaging Dynamics Corporation
Preliminary Proxy Statement on Schedule 14A
Filed March 13, 2006
File No. 0-49741

Dear Ms. Hardy:
     On behalf of Packaging Dynamics Corporation, a Delaware corporation (“Packaging Dynamics” or the “Company”), and in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter received by telecopy on April 4, 2006 (the “Comment Letter”), we hereby submit for filing via EDGAR a revised preliminary proxy statement on Schedule 14A. For the convenience of the Staff, we are providing courtesy copies of the revised preliminary proxy statement marked to show all changes made since filing with the Commission on March 13, 2006.
     The revised preliminary proxy statement contains responses of the Company to the Staff’s comments in the Comment Letter, as well as other changes that are intended to update, clarify and render more complete the information contained therein.
     On behalf of the Company, we also provide below the supplemental responses to the comments of the Staff set forth in the Comment Letter. To facilitate the Staff’s review, each of the supplemental responses is set forth in ordinary type beneath the corresponding Staff comment from the Comment Letter, which appears in bold italics. All references to page numbers and captions in the supplemental responses below correspond to the revised preliminary proxy statement, unless specified otherwise.
General
1. We note that Frank Tannura and other members of management will serve as officers and own equity of the surviving corporation and potential affiliations with Thilmany. Please tell

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April 11, 2006

us what consideration you have given to whether the transaction triggers a Schedule 13E-3 filing obligation by the company, management or others. We may have additional comments upon review of your response.
RESPONSE: We respectfully advise the Staff that we do not believe (i) that the proposed merger constitutes a “Rule 13e-3 Transaction” within the meaning of Rule 13e-3, (ii) that Kohlberg either directly or through Thilmany, L.L.C. (“Thilmany”) or KTHP Acquisition, Inc. (“Acquisition”) is an affiliate of Packaging Dynamics or (iii) that the executive officers of Packaging Dynamics (the “Management Participants”) who will be granted a relatively small amount of equity securities of the surviving company’s ultimate parent company (“Parent”) are affiliates of Kohlberg. Accordingly, we do not believe that Kohlberg, Thilmany, Acquisition or the Management Participants should be treated as Schedule 13E-3 filing persons in connection with the transaction.
Rule 13e-3 defines a “Rule 13e-3 Transaction” as a “purchase of any equity security by the issuer or an affiliate of such issuer.” The rule defines an “affiliate” of the issuer as a person who directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer. We note that the element of “control” that is fundamental to the concept of an “affiliate” as defined by Rule 13e-3 is dependent upon specific facts and circumstances. We do not believe that the facts and circumstances of the current situation are sufficient to properly characterize Kohlberg, Thilmany or Acquisition as an “affiliate” of Packaging Dynamics such that the transaction would constitute a “Rule 13e-3 Transaction.”
First, we do not believe that Kohlberg is an affiliate of Packaging Dynamics, either directly or through Thilmany or Acquisition. Neither Kohlberg, Thilmany nor Acquisition (i) owns any Packaging Dynamics equity securities, (ii) has any representation on the Packaging Dynamics board of directors (or the right to appoint any representatives to the board), or (iii) has any other relationship that is indicative of control of, or common control with, Packaging Dynamics. Further, as described under the “Background to the Merger” section in the preliminary proxy statement, the Packaging Dynamics board of directors investigated and evaluated various strategic alternatives and contacted multiple parties, and engaged in discussions with other potential acquirers, resulting in the Kohlberg final offer of $14.00 per share.
Further, we do not believe that Kohlberg, Thilmany or Acquisition should be considered an affiliate of Packaging Dynamics due to any relationship with the Management Participants. As described in Section II.D.3 of the Division of Corporate Finance’s Current Issues and Rulemaking Projects Outline dated November 14, 2000 (the “Outline”), the key question is whether members of management of the issuer can be considered to be affiliates of the purchaser and hence on “both sides of the transaction,” making the purchaser also an affiliate of the issuer. We do not believe that Mr. Tannura, or any other member of the Management Participants, are affiliates of Kohlberg as they do not control Kohlberg, Thilmany or Acquisition, and none of Kohlberg, Thilmany or Acquisition are under common control with Packaging Dynamics.
We recognize that the Staff has taken the position that members of senior management of an issuer engaged in a going-private transaction may incur a Schedule 13E-3 filing obligation where the

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April 11, 2006

going-private transaction will be effected through a merger of the issuer into a purchaser (or its acquisition subsidiary) even though management’s involvement in the negotiations is limited to each manager’s future employment and/or equity participation in the surviving corporation and the issuer has established a special committee to negotiate all other terms of the transaction. As clearly stated in the Outline, “[a]n important aspect of the staff’s analysis was that the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of this company in addition to senior management positions, and otherwise be in a position to “control” the surviving company ...” [Emphasis added] The Staff has noted in the past that it would not view a person as an affiliate of a purchaser based solely on employment arrangements or executive officer or director positions. (See Note 6, Release No. 34-16075). Mr. Tannura’s employment and board positions alone, without a material equity interest, should not constitute a “control” relationship. Neither Mr. Tannura, nor the Management Participant’s as a whole, will hold a “material” amount of equity in the Parent. At closing, Mr. Tannura will be granted options to purchase 1,000,000 shares of the Parent which represents approximately 1% of the Parent’s fully diluted equity. These options will initially be unvested and will vest over two years provided Mr. Tannura remains employed by the surviving company. Mr. Tannura has also agreed to make an equity investment of $500,000 in the Parent which represents less than 0.5% of the Parent’s fully diluted equity. While Mr. Tannura is expected to serve on the Parent’s board of directors, representatives of Kohlberg have informed us that a majority of the Parent’s board of directors is expected to consist of representatives of Kohlberg (Mr. Tannura will not be one of those representatives). Accordingly, we do not believe that Mr. Tannura will be in a position to “control” the surviving company after the closing through a meaningful equity position in the Parent or as a result of his position as a director of the Parent.
Kohlberg has informed us that no other member of the Management Participants is expected to become a member of the Parent’s board of directors. With respect to the other Management Participants, the allocation of options and opportunity to co-invest has not yet been determined, and there have been no discussions with the Management Participants regarding such matters. However, Kohlberg has informed us that it expects that the Management Participants, excluding Mr. Tannura, as a group will hold no more than 3.7% of the Parent’s fully diluted equity, with no individual Management Participant, other than Mr. Tannura, holding an amount greater than 1.5%. Kohlberg has informed us that these numbers represent the maximum possible equity to be held by the Management Participants and that the actual holdings of the Management Participants other than Mr. Tannura may be significantly less than the maximum 3.7% of the Parent’s fully diluted equity. It is expected that all options granted to the Management Participants would initially be unvested and would be subject to typical vesting conditions.
In addition, while each Management Participant will be involved in corporate affairs or manage designated corporate areas or operations of the surviving company, each such Management Participant will be subject to the ultimate direction of the Parent’s board of directors, which will be controlled by representatives of Kohlberg. Furthermore, no agreements or other bases exist through which the Management Participants have acted or will act as a “group” with respect to the management of the surviving company.

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We therefore respectfully submit that Rule 13e-3 does not require Kohlberg, Thilmany, Acquisition or the Management Participants to be treated as Schedule 13E-3 filing persons.
2. We note that members of the company’s board and management will receive benefits as a result of the merger. Where you include the board’s recommendation, disclose with equal prominence that board members will directly benefit from the merger. Make similar revisions in all applicable places in the filing.
RESPONSE: The disclosure on the cover letter to stockholders, notice of special meeting of stockholders, and pages 2, 3, 14 and 23 of the preliminary proxy statement has been revised in response to the Staff’s comment.
Letter to Stockholders and Notice of Special Meeting
3. Please revise your descriptions of the merger to describe the transaction in clear, plain English. Where you discuss the existence of a merger subsidiary for the mechanics of the transaction, please also simply state first that Thilmany will acquire Packaging Dynamics. Please revise throughout the proxy statement.
RESPONSE: The disclosure on the cover letter to stockholders, notice of special meeting of stockholders, and pages iii, 46 and 53 of the preliminary proxy statement has been revised in response to the Staff’s comment.
Questions and Answers About the Merger
4. You currently repeat information in your Q&A section and your summary section. The Q&A should not repeat any information that appears in the summary, and the summary should not repeat information in the Q&A. For purposes of eliminating redundancies and grouping like information together, please view your Q&A and summary as one section. When revising these sections, please consider disclosing procedural information about the merger in the Q&A (i.e., voting procedures and appraisal rights) and substantive information about the terms of the merger, including taxation, in the summary.
RESPONSE: Some of the disclosures in the Q&A and summary sections have been rearranged or deleted to eliminate redundancies.
Will the Merger be Taxable to Me?
5. Please delete the term “generally” throughout the proxy statement when you discuss the tax consequences.
RESPONSE: The term “generally” has been deleted in discussions of tax consequences throughout the preliminary proxy statement.

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Summary Term Sheet
6. Describe how the transaction will be financed, including the nature of Deutsche Bank’s role in the financing.
RESPONSE: The disclosure on pages 2 and pages 47-49 of the preliminary proxy statement has been revised in response to the Staff’s comment.
7. Please disclose the total amount of consideration to be received in the transaction.
RESPONSE: The disclosure on pages 1 and 47 of the preliminary proxy statement has been revised in response to the Staff’s comment.
Reasons for the Merger and Recommendation ...
8. Please describe briefly the reasons for engaging in the merger.
RESPONSE: The disclosure on pages 2-4 of the preliminary proxy statement has been revised in response to the Staff’s comment.
Interests of Packaging Dynamics’ Executive Officers and Directors in the Merger
9. Quantify in dollars the aggregate amount of compensatory payments and all other benefits that all executive officers, directors and key employees will receive as a result of the transaction. Also, quantify the reimbursement of excise taxes to be paid to directors, officers and key employees. Provide this information on an individual and group basis. Make similar revisions under the section starting on page 37.
RESPONSE: The disclosure on pages 4, 5 and 41 has been revised in response to the Staff’s comment.
10. Disclose the names of the directors affiliated with Packaging Investors and its affiliates. Also disclose whether these directors voted for the transaction.
RESPONSE: None of the Company’s directors are affiliated with Packaging Investors or with any affiliates of Packaging Investors. Anthony P. Scotto was formerly Packaging Investors’ designee to the Company’s board of directors. In 2004, Mr. Scotto ceased his affiliation with Packaging Investors and was elected to the board of directors of Packaging Dynamics as an independent director.
11. Describe any present or proposed material agreement, arrangement, understanding or relationship between Thilmany and its affiliates and the company’s officers or directors. See Item 1011(a) of Regulation M-A.

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RESPONSE: Other than as described on page 42 of the preliminary proxy statement, there are no present or proposed material agreements, arrangements, understandings or relationships between Thilmany and its affiliates and the Company’s officers or directors as of the date of this letter.
Legal Proceedings Regarding the Merger
12. Please provide us a copy of the complaint of the stockholders class action lawsuit.
RESPONSE: Provided supplementally as Exhibit A to this letter is a copy of the class action complaint alleging the facts and causes of action with respect to Camp Ger, Inc. and Ruthy Parness v. Frank V. Tannura et al.
Cautionary Statement Concerning Forward-Looking Information
13. Sections 27A(b)(1)(E) of the Securities Act and Sections 21E(b)(1)(E) of the Exchange Act expressly state that the safe harbor for forward-looking statements does not apply to statements made in connection with a going private transaction. Please revise accordingly.
RESPONSE: Please see response to Item #1 above. Accordingly, we respectfully submit that we do not believe any revision to the cautionary statement concerning forward-looking information is required.
Background to the Merger
14. Please disclose the relationship among Packaging Investors, its affiliates and the company so that investors can better understand your background discussion. For example:
•	Briefly explain how Packaging Investors acquired its shares,

•	Describe the relationship among Packaging Investors, Keystone, Inc., Robert M. Bass, and J. Taylor Crandall,

•	Describe the material terms of the shareholders agreement between the company and Packaging Investors, and

•	Identify the officers and/or directors of the company who are affiliated with Packaging Investors and its affiliates.
RESPONSE: The disclosure on page 18 of the preliminary proxy statement has been revised to briefly explain how Packaging Investors acquired its shares of Packaging Dynamics. In addition, the disclosure on page 18 of the preliminary proxy statement notes that Packaging Investors entered into a stockholders agreement and registration rights agreement with Packaging Dynamics. These agreements have been previously described in detail in the Company’s public filings. Because these agreements have been previously filed and will not materially affect the proposed merger transaction, we respectfully submit that the detailed descriptions of the material terms of the stockholders agreement and registration rights agreement are not material to the disclosure in the

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proxy statement regarding the proposed merger transaction.
In response to the Staff’s comment, below is a description of the relationship among Packaging Investors, Keystone, Inc., Robert M. Bass and J. Taylor Crandall:
•	Packaging Investors, L.P. is a Delaware limited partnership. Group III 31, L.L.C., a Delaware limited partnership, serves as a 1.0% general partner of Packaging Investors, L.P. Oak Hill Strategic Partners, L.P., a Delaware limited partnership, owns a 50.0% interest as a limited partner of Packaging Investors, L.P. FW Packaging Coinvestors, L.P., a Delaware limited partnership, owns a 49.0% interest as a limited partner of Packaging Investors, L.P.

•	J. Taylor Crandall owns 100% of the member interests in Group III 31, L.L.C.

•	The general partner of Oak Hill Strategic Partners, L.P. is FW Strategic Asset Management, L.P., a Delaware limited partnership. The general partner of FW Strategic Asset Management, L.P. is Strategic MGP, L.L.C., a Delaware limited liability company, which owns a .995% interest. J. Taylor Crandall owns an 8.76% interest in FW Strategic Asset Management as a limited partner. Robert M. Bass owns a 50.3% interest in FW Strategic Asset Management as a limited partner. Mr. Bass also owns an approximate 11% interest as a limited partner in Oak Hill Strategic Partners, L.P.

•	The general partner of FW Packaging Coinvestors, L.P. is Group III 31, L.L.C. Woodside Partners, L.P., a Delaware limited partnership, owns a 1.04% limited partnership interest in FW Packaging Coinvestors, L.P. J. Taylor Crandall owns a 22.2% interest as a limited partner in Woodside Partners, L.P. Robert M. Bass owns a 50.6% limited partnership interest in FW Packaging Coinvestors, L.P.

•	Keystone, Inc. is now Keystone Group, L.P., a Delaware limited partnership. The Managing General Partner of Keystone Group, L.P. is Keystone MGP, LLC, a Delaware limited liability company. Robert M. Bass owns 100% of the member interests in Keystone MGP, LLC. A trust for the benefit of Robert M. Bass owns a majority of the limited partnership interests in Keystone Group, L.P. Robert M. Bass serves as the President of Keystone Group, L.P. and Keystone MGP, LLC.
We respectfully submit that a detailed description of the relationship among such entities is not material to the disclosure in the preliminary proxy statement regarding the background of the proposed merger transaction.
None of the Company’s officers or directors are affiliated with Packaging Investors or its affiliates.
15. Please identify the person who initiated the contacts or negotiations. See Instruction to paragraph (b) of Item 1005 of Regulation M-A.
RESPONSE: The disclosure on page 20 of the preliminary proxy statement has been revised in response to the Staff’s comment.

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April 11, 2006

16. Please include disclosure that addresses the timing and circumstances of Deutsche Bank’s engagement as financial advisor.
RESPONSE: The disclosure on page 19 of the preliminary proxy statement has been revised in response to the Staff’s comment.
17. Describe any material agreement, arrangement or understanding, whether written or oral, between Packaging Investors or any of its affiliates and Thilmany or any of its affiliates. For example, disclose the discussions and negotiations relating to the voting agreement and Packaging Investors’ or any of its affiliates’ approval of the merger. Also disclose whether Packaging Investors or any of its affiliates recommended or initially contacted Kohlberg or any of its affiliates.
RESPONSE: The disclosure on page 22 of the preliminary proxy statement has been revised to clarify that negotiations regarding the voting agreement were the only direct contact between Packaging Investors and Thilmany. Neither Packaging Investors nor any of its affiliates recommended or initially contacted Kohlberg or any of its affiliates.
18. Please describe any material non-public information that was provided to Packaging Investors or any of its affiliates, and disclose whether these parties agreed to keep this information confidential.
RESPONSE: Packaging Investors and the management of Packaging Dynamics discussed from time to time the status of the negotiations with respect to the possible acquisition of Packaging Dynamics. Also, in connection with the negotiation of the terms of the voting agreement, Packaging Investors was provided a copy of the draft merger agreement. Such disclosures were provided with the understanding that such matters were to be kept confidential. No other material non-public information was provided to Packaging Investors or any of its affiliates. The disclosure on page 22 of the preliminary proxy statement has been revised accordingly.
19. Please discuss the “certain business issues” and “certain changes in [your] business” that were raised during the May 18, 2005 board meeting.
RESPONSE: The disclosure on page 19 of the preliminary proxy statement has been revised in response to the Staff’s comment.
20. Please clarify whether Kohlberg was involved with the preliminary conversations with Deutsche Bank prior to September 21, 2005. If so, describe those discussions.
RESPONSE: Kohlberg was not involved with the preliminary conversations with Deutsche Bank prior to September 21, 2005.
21. Since Deutsche Bank was only authorized to solicit third party indications of interest from a limited number of potential suitors specifically identified by Packaging Dynamics,

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describe how those suitors were identified and by whom.
RESPONSE: The disclosure on page 19 of the preliminary proxy statement has been revised in response to the Staff’s comment.
22. Throughout this section, where you discuss “financing structures” and “financing sources,” please briefly describe them.
RESPONSE: The disclosure in this section has been revised in response to the Staff’s comment.
23. Please disclose briefly why you decided to pursue a transaction with Thilmany on February 1, 2006 instead of the remaining private equity firm that remained interested.
RESPONSE: The disclosure on page 21 of the preliminary proxy statement has been revised in response to the Staff’s comment.
Reasons for the Merger and Recommendation of the Packaging Dynamics Board of Directors
24. Please discuss the risks that the company considered in specific terms and for each of the factors discussed, disclose how each factor either supported or did not support your decision to approve the merger. For example, you state that one of the factors is “the business, competitive position, strategy and prospects of Packaging Dynamics,” but you do not explain how this information impacted the board’s decision.
RESPONSE: The disclosure on page 23 of the preliminary proxy statement has been revised in response to the Staff’s comment.
Opinions of our Financial Advisors
25. Please supplementally provide to us the entire reports of Deutsche Bank and Lehman Brothers, including the financial tables and analyses.
RESPONSE: It is our understanding that on April 6, 2006, Willkie Farr & Gallagher LLP, counsel to Deutsche Bank, supplementally provided the Staff under separate cover with a copy of the board presentation prepared by Deutsche Bank and given to the board of directors of the Company. It is also our understanding that Lehman Brothers will be supplementally providing the Staff under separate cover with a copy of the board presentation prepared by Lehman Brothers and given to the board of directors of the Company.
26. Disclose under each of the opinions that the financial advisors have consented to use of the opinions in the document.
RESPONSE: The disclosure on pages 26 and 39 of the preliminary proxy statement has been revised in response to the Staff’s comment.

Securities and Exchange Commission
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27. In the last bullet at the top of page 23, please either describe the “other studies, analyses” Deutsche Bank considered or delete the reference. Please also revise the language regarding the Lehman Brothers’ opinion on page 30.
RESPONSE: The disclosure on pages 25 and 32 of the preliminary proxy statement has been revised in response to the Staff’s comment.
Deutsche Bank Securities, Inc.
28. Please disclose the basis for Deutsche Bank’s assumption that the financial forecasts relating to the company was reasonably prepared and reflected the best currently available estimates and judgments of management. Did it make this assumption at the direction or upon the representation of the company?
RESPONSE: Pursuant to the terms of the engagement letter between the Company and Deutsche Bank, Deutsche Bank is entitled to assume that the financial forecasts and projects made available by the Company to Deutsche Bank and used in Deutsche Bank’s analysis have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to the matters thereby. Page 26 of the preliminary proxy statement has been revised accordingly.
29. Please quantify in dollars the aggregate contingent fee to be paid to Deutsche Bank.
RESPONSE: The disclosure on page 31 of the preliminary proxy statement has been revised in response to the Staff’s comment.
Interests of Packaging Dynamics Directors and Executive Officers in the Merger
30. Please disclose the relationships among Packaging Investors and its affiliates and your directors.
RESPONSE: Please see responses to Items #10 and #14 above.
31. Please disclose whether Packaging Investors or any of its affiliates will receive any benefits not received by other shareholders in connection with the transaction. Also disclose whether Packaging Investors or any of its affiliates will have any affiliation with the surviving company or its affiliates.
RESPONSE: The disclosure on page 49 of the preliminary proxy statement has been revised in response to the Staff’s comment. Neither Packaging Investors nor any of its affiliates will have any affiliation with the surviving company or its affiliates.
32. Please disclose which employment agreements, employment termination agreements and

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individual benefit arrangements the surviving company agreed to honor at the effective time, as provided in the merger agreement. We note your press release disclosing that Pat Chambliss will continue as CFO.
RESPONSE: The disclosure on page 41 of the preliminary proxy statement has been revised to note that Thilmany will honor all of the Company’s severance and change in control agreements pursuant to the terms of the merger agreement. While Thilmany has indicated an intention to retain Mr. Chambliss as CFO, the parties have not reached any definitive agreement or entered into any employment arrangement.
33. Please tell us the percentage of Mr. Tannura’s and other management’s equity ownership in the surviving company following the closing. Also describe in greater detail the terms of the arrangements under which Mr. Tannura may invest in Kohlberg or its affiliates after the closing.
RESPONSE: At closing, Mr. Tannura will be granted options to purchase 1,000,000 shares of the Parent which represents approximately 1% of the Parent’s fully diluted equity. These options will initially be unvested and will vest over two years provided Mr. Tannura remains employed by the surviving company. Mr. Tannura has also agreed to make an equity investment of $500,000 in the Parent which represents less than 0.5% of the Parent’s fully diluted equity. With respect to the other Management Participants, the allocation of options and opportunity to co-invest has not yet been determined and there have been no discussions with the Management Participants regarding such matters. However, Kohlberg has informed us that they expect that the Management Participants, excluding Mr. Tannura, as a group will hold no more than 3.7% of the Parent’s fully diluted equity, with no individual Management Participant, other than Mr. Tannura, holding an amount greater than 1.5%. Kohlberg has informed us that these numbers represent the maximum possible equity to be held by the Management Participants and that the actual holdings of the Management Participants other than Mr. Tannura may be significantly less than the maximum 3.7% of the Parent’s fully diluted equity. It is expected that all options granted to the Management Participants would initially be unvested and would be subject to typical vesting conditions.
Material United States Federal Income Tax Consequences of the Merger
34. Please remove the sentence in the first paragraph on page 47 that the summary is for “general information only.” This may imply that investors are not entitled to rely on this information.
RESPONSE: That sentence has been removed. Please see page 52 of the revised preliminary proxy statement.
The Merger Agreement
35. We note the distinction in the preamble discussion. Please be advised that notwithstanding the inclusion of a general disclaimer, you are responsible for considering

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April 11, 2006

whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.
RESPONSE: The Staff’s comments are duly noted. To the extent that any specific material facts exist that would contradict the representations or warranties in the merger agreement, such facts would be disclosed. Accordingly, we respectfully submit that we do not believe that an affirmative statement to that effect is required.
Miscellaneous
36. Please revise the language at the end of the fourth sentence in the second paragraph that implies that the information in the proxy statement may not be accurate as of the filing date.
RESPONSE: The disclosure on page 68 of the revised preliminary proxy statement has been revised in response to the Staff’s comment.
Company Acknowledgement
In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
RESPONSE: The Staff’s comments are duly noted, and, in response, a statement from the Company is included as Exhibit B to this letter.
     If the Staff has any questions or comments regarding the foregoing or requires additional information, please contact the undersigned at (312) 407-0820. Facsimile transmissions may be sent to the undersigned at (312) 407-8514.
Very truly yours,
/s/ William R. Kunkel
William R. Kunkel, Esq.

Securities and Exchange Commission
April 11, 2006

cc:	Brigitte Lippmann (Securities and Exchange Commission) Frank V. Tannura (Packaging Dynamics Corporation) Julie Jones, Esq. (Ropes & Gray LLP)

Exhibit A
See attached Stockholders Class Action Complaint.

EFiled: Mar 2 2006 1:18PJ IN THE COURT OF CHANCERY OF THE STATE IN AND FOR NEW CASTLE COUNTY

CAMP GER, INC. and RUTHY PARNESS,
individually, and on behalf of all others similarly
situated,
Plaintiff,
-against-
FRANK V. TANNURA, GEORGE V. BAYLY,
GABY A. AJRAM, ANTHONY P. SCOTTO, and
WILLIAM J. WHITE,
Defendants,
PACKAGING INVESTORS, L.P., PACKAGING
DYNAMICS CORPORATION, and THILMANY,
L.L.C.
Nominal Defendants.

Civil Action No.

CLASS ACTION COMPLAINT
     Plaintiffs, by their attorneys, for their complaint against defendants, allege upon personal knowledge with respect to their ownership of stock, and upon information and belief based, inter alia, upon the investigation of counsel, as to all other allegations herein, as follows:
NATURE OF THE ACTION
     1. This is a stockholders’ class action lawsuit on behalf of the public stockholders of Packaging Dynamics Corporation (“Company”) in connection with the sale of the Company pursuant to an Agreement and Plan of Merger (“Merger Agreement”) dated February 24, 2006. If the Merger Agreement is approved by the stockholders, Thilmany LLC, a subsidiary of Kohlberg & Company, will acquire the outstanding stock of the Company for $14 per share in cash in a merger of the

Company and a newly-formed subsidiary of Thilmany (defined herein). This action asserts that certain contractual provisions in the Stockholder Agreement (defined herein) between the Company and its 37% stockholder, Packaging Investors, LP, improperly limit the Board’s authority and duties and illegally alter the one-share one-vote rule under the DGCL and that the Company’s directors have breached their fiduciary duties in connection with the sale of the Company.
THE PARTIES
     2. Plaintiff, Camp Ger, Inc., owns common stock of the Company.
     3. Plaintiff, Ruthy Parness, owns common stock of the Company.
     4. Nominal Defendant Packaging Dynamics is a Delaware corporation engaged in the production of flexible packaging materials for food products and limited industrial usage. The Company has its principal place of business at 3900 West 43rd Street, Chicago Illinois, 60632. As of September 30, 2005 the Company had 10,567,664 shares of common stock outstanding.
     5. Nominal Defendant Packaging Investors, L.P. (“Packaging Investors”) is a Delaware Limited Partnership, with its principle place of business at 201 Main Street, Suite 3100, Fort Worth Texas, 76102. Packaging Investors owns 3,985,561 shares of Common Stock of the Company. Packaging Investors is joined herein as a nominal defendant, as it is a party to certain contracts at issue.
     6. Nominal Defendant Thilmany, LLC (“Thilmany”) is a Delaware Limited Liability Company and a wholly-owned subsidiary of Kohlberg & Company. Thilmany is joined herein as a nominal defendant, as it is a party to certain contracts at issue.
     7. Defendant Frank V. Tannura is a director and Chairman of the Board of Directors of the Company, positions he has held since 2001, and is also the Company’s Chief Executive Officer, a position he has held since 2004.

     8. Defendant George V. Bayly is a director the Company and has been since 2002. Mr. Bayly was a member of Packaging Holdings LLC, a predecessor to Packaging and a management committee member.
     9. Defendant Gaby A. Ajram is a director of the Company and has been since September 2005, when former director Phillip D. Harris resigned. Mr. Ajram was Vice President of the Company and President of Papercon, a wholly-owned subsidiary of the Company, prior to his appointment on the Board. Mr. Ajram currently owns and/or controls 833,333 shares, 7.82% of the Company’s outstanding shares. Ajram acquired the stock from the Company in connection with the Company’s 2004 acquisition of 3141276 Canada, Inc. from Ajram.
     10. Defendant Anthony P. Scotto is a director of the Company and has been a director since 2002. He also served on the Packaging Holdings LLC, Packaging’s predecessor, management committee.
     11. Defendant William J. White is a director of the Company and has been a director since 2002.
     12. The individual defendants named in paragraphs 7-11 (the “Individual Defendants”) constitute the Board of Directors of the Company under the DGCL and are in a fiduciary relationship with plaintiffs and the other public stockholders of the Company and owe them the highest obligations of good faith, fair dealing, loyalty, due care and candor.
CLASS ACTION ALLEGATIONS
     13. Plaintiffs bring this action individually and as a class action pursuant to Rule 23 of the Court of Chancery Rules, on behalf of all public stockholders of the Company (except defendants herein and their affiliates) and their successors in interest, who are or will be threatened with injury arising from defendants’ actions as more fully described herein.

     14. This action is properly maintainable as a class action.
     15. The class of stockholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable. As of September 30, 2005 there were 10,567,664 shares of common stock outstanding.
     16. There are questions of law and fact which are common to the Class including, inter alia, the following:
          (a) whether the Individual Defendants breached their fiduciary duties owed by them to plaintiffs and the members of the Class in the sale of the Company;
          (b) whether the Stockholder Agreement (defined herein) includes provisions which are illegal and unenforceable limits on the Board’s authority to govern the business and affairs of the Company and illegally alter the one share one vote rule under the DGCL, and whether these contractual provisions improperly impeded the actions of the Board in the sale of the Company;
          (c) whether the Merger Agreement provides an effective fiduciary out and whether the Stockholder Agreement, the Voting Agreement and the Merger Agreement improperly impede the Board’s effective exercise of its continuing fiduciary duties to the public stockholders in the sale of the Company;
          (d) whether plaintiffs and the other members of the Class will be damaged irreparably in connection with a sale of the Company.
     17. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. The claims of plaintiffs are typical of the claims of the other members of the Class and plaintiffs have the same interests as the other members of the Class. Accordingly, plaintiffs will fairly and adequately represent the Class.
     18. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class.
     19. Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole.
SUBSTANTIVE ALLEGATIONS
     20. The Company was formerly a subsidiary of Ivex Packaging Corporation. 48.2% of the Company’s stock was spun off to the Ivex stockholders in connection with the 2002 merger between Alcoa, Inc. and Ivex. 42.2% of the stock was distributed to Packaging Investors, LP. 7.8% of the stock was distributed to DCBS Investors LLC. 1.8% of the stock was distributed to CB Investors LLC. Packaging Investors is an entity affiliated with Keystone, Inc., an investment vehicle of Robert Bass. DCBS Investors LLC and CB Investors LLC are investment vehicles for various management employees of Ivex and the Company, including Defendant Tannura and former director Harris, among others.
     21. Article 4 of the Company’s Restated Certificate of Incorporation authorizes the issuance of a total of 45,000,000 shares, of which the Company is authorized to issue 40,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share. The Board is authorized to provide for the issuance of the preferred shares in classes or series and with such terms as the Board fixes and as permitted by the DGCL.
     22. Article 5 of the Company’s Restated Certificate of Incorporation provides that “the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.” Article 5.3 further provides that the Board has all of the powers and authority conferred by the DGCL and the Certificate of Incorporation, subject to the DGCL, the Certificate of Incorporation and Bylaws adopted by the stockholders. Section 3 of the Company’s Bylaws provides that “[t]he business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these bylaws required to be exercised or done by the stockholders.”
     23. On or about July 1, 2002, the Company entered into the Stockholder Agreement with Packaging Investors, DCBS and CB. The Stockholder Agreement includes certain rights of first refusal on sales of the shares held by the entities, drag along and tag along rights in certain circumstances with respect to the shares and a provision for the election of a Packaging Investors nominee to the Company’s Board.
     24. The Stockholder Agreement also purports to convey control to Packaging Investors in the form of a consent requirement for fundamental matters of corporate governance. Section 5(b) of the Stockholder Agreement purports to convey to Packaging Investors, as long as Packaging Investors owns at least 33% of the Company’s outstanding stock, special approval rights over a wide range of actions including mergers and acquisitions, issuances of equity, dividends, amendments to the Bylaws and Certificate of Incorporation, changes to the Company’s business and asset transfers greater than $10 million, among other things. Section 5{b) purports to require Packaging Investors’ consent for the Company to proceed with any of the covered matters, regardless of Board determinations regarding the best interests of the Company and the public stockholders. Section 5(b) also provides:
(i) Packaging Investors may exercise the foregoing special approval rights in its sole and absolute discretion; (ii) in exercising such rights, Packaging Investors is not a fiduciary to the Company or its stockholders and assumes not fiduciary duties to the Company or its stockholders; (iii) in exercising such rights, Packaging Investors may act solely in its best interest even if same may be contrary to the interests of the Company and its other stockholders and constituents; and (iv) such special approval rights are separate and apart from any approval of the Board (including, without limitation, any designee of Packaging Investors thereon) to accomplish any of the foregoing.
Section 5(b) of the Stockholder Agreement is not included in form or substance in the Company’s Restated Certificate of Incorporation or any bylaw adopted by the stockholders.
     25. Section 6 of the Stockholder Agreement provides for the remedy of specific performance and injunctive relief to enforce the terms. The Stockholder Agreement, by its terms, is governed by Delaware law.
     26. On December 12, 2003, DCBS and CB distributed all of the Company stock they held to their members.
     27. On February 24, 2006, the Company publicly reported it had entered into the Merger Agreement, pursuant to which Thilmany will acquire all the Company’s outstanding stock for $14 a share. The Merger Agreement price of $14 per share provides a negative 2.4% premium to the $14.35 per share closing price of the Company’s stock on February 23, 2006. Defendant Tannura will continue as CEO of the Company following the Merger. Further, Section 3.6 of the Merger Agreement provides for the vesting of all stock options, restricted stock units and other equity incentive awards. Based on the most recent available annual proxy material, 699,861 options will vest to company insiders and entitle the holders to payment for those options.
     28. In addition to and in connection with the Merger Agreement, Packaging Investors entered into a Voting Agreement with Thilmany. The Voting Agreement requires Packaging Investors to vote its shares of stock of the Company in favor of the Merger and against any other extraordinary corporate transaction, other than the Merger, during the “Voting Period,” as that term is defined in the Voting Agreement to be from the date the Voting Agreement was entered into until the Merger is terminated by either lapse of time or active termination by either the Company or Thilmany. Further, the Voting Agreement includes a “no solicitation” provision that prohibits

Packaging Investors not only from soliciting competing transactions but also from taking any action or entering into any agreement to encourage or facilitate or that could reasonably likely lead to an “Acquisition Proposal”, which is defined as any inquiry, proposal or offer by anyone other than Thilmany and its affiliates relating to an acquisition of the Company or beneficial ownership of 25% or more of the stock or assets of the Company. In addition, by the express terms of the Voting Agreement, Packaging Investors consents to the Merger Agreement and the transactions thereby contemplated, as required by the terms of the Stockholder Agreement.
     29. The Merger Agreement includes no effective fiduciary out. Section 6.2 of the Merger Agreement prohibits the Board from changing its recommendation of the Merger or terminating the Merger Agreement except based on a “Superior Proposal” and only if the Company first gives certain advance notice to Thilmany and negotiates with Thilmany regarding possible changes to the Merger Agreement. The Merger Agreement also prohibits the Company from any discussions or negotiations and furnishing non-public information to another bidder unless the Board concludes an “Acquisition Proposal” by a bidder is or could reasonably be expected to result in a “Superior Proposal.” The Merger Agreement defines a “Superior Proposal” as a bona fide unsolicited written proposal to acquire 80% or more of the Company’s assets or outstanding stock on more favorable financial terms to the Merger and reasonably capable of being completed after consideration of all financial and legal contingencies.
Unenforceable Limits on the Board and Stockholders and Breaches of Fiduciary Duties
     30. Section 5(b) of the Stockholder Agreement includes an illegal and unenforceable limit on the Board’s exclusive authority and duties to govern the business and affairs of the Company under the Restated Certificate of Incorporation and the DGCL, particularly 8 Del. C. §141 and §251, by conveying special approval rights to Packaging Investors over fundamental matters of corporate governance within the Board’s exclusive authority and duties under the Restated Certificate of Incorporation and the DGCL. Section 5(b) also illegally alters the one share one vote rule under 8 Del. C. §§ 151 and 212, by conveying special approval rights to Packaging Investors as a 33% holder of the same class of common stock held by the public holders. Section 5(b) is not included in form or substance in the Company’s Restated Certificate of Incorporation, as explicitly required for any limit on the Board’s authority under 8 Del. C. §141 (a) or any alteration of voting rights of shares of the same class of common stock under 8 Del. C. §§ 151 and 212.
     31. The Merger Agreement includes no effective fiduciary out for the Board’s exercise of its continuing fiduciary duties in the sale of the Company. The Voting Agreement conveys an irrevocable proxy to Thilmany with respect to the Packaging Investors’ shares and prohibits Packaging Investors from voting in favor of a competing proposal or taking any action to encourage or facilitate or which could lead to an Acquisition Proposal. The Board cannot withdraw its recommendation of the Merger and terminate the Merger Agreement, negotiate or discuss another bid or accept a competing transaction except in the case, or the reasonable expectation, of a Superior Proposal, which requires the Board to conclude that an unsolicited bona fide written proposal for at least 80% of the Company’s stock or omits is capable of being consummated under the circumstances. The Voting Agreement and the approval rights in Section 5(b) of the Stockholder Agreement render this determination practically if not absolutely impossible, as any potential bidders will conclude in determining whether to expend resources to launch a competing superior proposal.
     32. The Merger Agreement constitutes a sale of the Company. The Board therefore was required independently and with due care to consider and act to secure the best value reasonable available for the stockholders and to provide an effective fiduciary out in the Merger Agreement for the Board’s exercise of its continuing authority and duties in this regard.

     33. Plaintiffs have no adequate remedy at law.
COUNT I
(Declaratory Judgment)
     34. Plaintiffs repeat and reallege the foregoing as if fully set forth herein.
     35. Section 5(b) of the Stockholder Agreement is invalid and unenforceable under the DGCL to limit the Board’s authority and duties in governing the business and affairs of the Company. Section 5(b) also illegally alters the one vote one share rule under 8 Del. C. §§ 151 and 212. Section 5(b) is not included, in form or substance, in the company’s Certificate of Incorporation or any bylaw adopted by the stockholders.
     36. Plaintiffs are entitled to a declaratory judgment that Section 5(b) is illegal and unenforceable to limit the Board’s authority or duties or to convey special voting rights to Packaging Investors.
COUNT II
(Breaches of Fiduciary Duties)
     37. Plaintiffs repeat and reallege the foregoing as if fully set forth herein.
     38. The Individual Defendants have breached their fiduciary duties in the sale of the Company by not providing an effective fiduciary out for the exercise of their continuing, unremitting fiduciary duties to consider and act to secure the best value reasonably available in the sale of the Company.
          WHEREFORE, Plaintiffs demand judgment as follows:
          A. declaring this to be a proper class action;
          B. enjoining, preliminarily and permanently, the acquisition of the Company under the terms presently proposed until the Board conducts a proper unimpeded sale of the Company;

          C. declaring Section 5{b) of the Stockholder Agreement invalid and unenforceable by Packaging Investors LP or any other person to limit the authority and duties of the Board or to convey special voting rights to Packaging Investors;
          D. to the extent, if any, that the Merger is consummated prior to the entry of this Court’s final judgment, rescinding the same and/or awarding rescissory and other appropriate damages to the Class together with pre and post judgment interest;
          E. requiring defendants to fully disclose all material information regarding the Merger;
          F. directing that defendants account to Plaintiffs and the Class for all damages caused to them and account for all profits and any special benefits obtained by defendants as a result of their unlawful conduct including pre and post judgment interest;
          G. awarding to Plaintiffs the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of Plaintiffs’ attorneys and experts; and
          H. granting such other and further relief as the Court deems appropriate.

Dated: March 2, 2006	CHIMICLES & TIKELLIS LLP

/s/ illegible
Pamela S. Tikellis (#2172)
Robert J. Kriner, Jr. (#2546)
A. Zachary Naylor (#4439)
Robert R. Davis (#4536)
Daniel J. Brown (#4688)
One Rodney Square
P.O.Box 1035
Wilmington, Delaware 19899
(302) 656-2500

Attorneys for Plaintiffs
OF COUNSEL:
WOLF, HALDENSTEIN, ADLER, FREEMAN & HERZ, LLP
270 Madison Avenue
New York, NY 10016

Exhibit B
STATEMENT
This statement (the “Statement”) is made as of April 11, 2006, by Packaging Dynamics Corporation, a Delaware corporation (the “Company”), in connection with the filing of its revised Preliminary Proxy Statement and any further revisions thereto (the “Revised Preliminary Proxy Statement”) with the Securities and Exchange Commission (the “SEC”) on April 11, 2006.
In connection with the filing of its Revised Preliminary Proxy Statement, and in response to the request by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in its comment letter to the Company dated April 4, 2006, the Company hereby acknowledges the following: (1) the Company is responsible for the adequacy and accuracy of the Revised Preliminary Proxy Statement; (2) the Staff’s comments or changes made to the Revised Preliminary Proxy Statement in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Revised Preliminary Proxy Statement; and (3) the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
PACKAGING DYNAMICS CORPORATION
By: /s/ Frank V. Tannura
Frank V. Tannura
Chairman of the Board and
Chief Executive Officer